STOECKLEIN LAW GROUP, A PROFESSIONAL CORPORATION

PRACTICE LIMITED TO FEDERAL SECURITIES

EMERALD PLAZA
402 WEST BROADWAY	4695 MACARTHUR COURT
SUITE 400	ELEVENTH FLOOR
SAN DIEGO, CALIFORNIA 92101	NEWPORT BEACH, CALIFORNIA 92660
TELEPHONE: (619) 595-4882	TELEPHONE: (949) 798-5541
FACSIMILE: (619) 595-4883	FACSIMILE: (949) 258-5112
EMAIL: djs@slgseclaw.com
WEB: www.slgseclaw.com

January 26, 2007

Tia L. Jenkins

Senior Assistant Chief Account

Office of Emerging Growth Companies

United States

Securities and Exchange Commission

100 F. Street, N.W.

Washington, D.C. 20549 -0405

RE:	Accessory Specialists, Inc.
Your Letter of January 26, 2007

Form 10-KSB/A for Fiscal Year Ended

December 31, 2005

Filed on September 21, 2006

Form 10-QSB for Fiscal Quarter Ended June 30, 2006

File No. 0-29353

Dear Ms. Jenkins:

This correspondence is in response to your letter dated January 26, 2007 in reference to our filing of Amendment No. 2 to Form 10-KSB/A for the Fiscal Year Ended December 31, 2005, filed on September 21, 2006, and Form 10-QSB for the Fiscal Quarter Ended June 30, 2006, filed on August 8, 2006, on behalf of Accessory Specialists, Inc., your File No. 0-29353. We have filed Amendment No. 3 to our Form 10-KSB/A for the Fiscal Year Ended December 31, 2005 and Amendment No. 1 to our From 10-KSB/A for the Fiscal Quarter Ended June 30, 2006, concurrent herewith.

Form 10-KSB/A for Fiscal year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm, page F-1

1.

We note your revisions with respect to our prior comment 3. The cumulative period from inception to the balance sheet date must be covered in the audit report. We note that neither report (2004 or 2005) address the respective cumulative period. We see the report covering the 2004 financial statements as presented in the 2004 10-KSB address the cumulative period from inception to

Accessory Specialists, Inc. Comment Ltr.

Dated January 26, 2007

December 31, 2004. Please advise the predecessor auditor to revise its reissued report to include this period and the revised report should be filed in the 2005 10-KSB. Please advise the successor auditor to revise its report to cover the cumulative period from inception to December 31, 2005. The successor may rely upon the work of the predecessor auditor with respect to the cumulative

The requested revisions have been made and redline codes have been inserted into the revised filing.

Form 10-QSB for Fiscal Quarter ended June 30, 2006

2.

We note your revisions with respect to our prior comment 2 in the Form 10-QSB as of March 31, 2006 and Form 10-KSB as of December 31, 2005. However, you do not appear to have filed an amended Form 10-QSB as of June 30, 2006 with respect to this comment. Please revise this Form accordingly.

The requested revisions have been made and redline codes have been inserted into the revised filing.

Certifications

3.

Please revise to include the currently signed certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act for the Form 10-KSB as of December 31, 2005 and for the Forms 10-QSB as of March 31, 2006 and June 30, 2006.

The requested revisions have been made and redline codes have been inserted into the revised filing.

Yours truly,

/s/ Donald Stoecklein

Donald J. Stoecklein

Cc Anthony N. DeMint